Exhibit (a)(3)

William T. Connolly, Jr., CFA Senior Managing Director Head of Retail Management Putnam Retail Management LP One Post Office Square Boston, Massachusetts 02109

February 5, 2007

Dear Investment Colleague:

I am writing to notify you that The Putnam Funds’ Board of Trustees has approved in principle merging Putnam California Investment Grade Municipal Trust (“PCA”), a closed-end fund, into Putnam California Tax Exempt Income Fund, an open-end fund that is also managed by Putnam Investments.

Enclosed is a copy of a letter the Trustees are sending to your clients who are shareholders of PCA, recommending the merger proposal and explaining why we believe it is in the shareholders’ best interest.

The Trustees’ letter also recommends that your clients reject a tender offer to PCA shareholders, which was announced by the Mildred B. Horejsi Trust on January 22, 2007. The Trustees, after a careful review of the tender offer, believe your clients should not tender their shares for several reasons, in particular because the offer from the Horejsi Trust is financially less favorable to them than the proposed merger, and is likely to result in a change to the fund’s investment objective, fund manager, and Trustees.

Over the past several years, the Trustees have recommended merging several Putnam closed-end funds into other funds to serve the interests of shareholders. The Trustees have also taken steps to reduce the discounts of closed-end funds, including promoting funds with disclosure, expanding the tools available to fund management teams, and implementing share repurchase programs. On an ongoing basis, the Trustees carefully monitor fund performance and expenses, and they have available a broad range of actions to protect the interests of fund shareholders.

We hope you will agree that your clients should reject the tender offer. Your clients’ decisions in this matter are important, and we appreciate the time and advice you can give to them. If you have any questions about the proposed merger, please call 1-800-354-4000. Thank you for your support of Putnam Investments.

Your clients should carefully consider the investment objectives, risks, charges, and expenses of any investment before investing. For a prospectus containing this and other information for any Putnam fund or product, call Putnam Dealer Marketing Services at 1-800-354-4000. Please read the prospectus carefully before investing.

FOR DEALER USE ONLY Putnam Retail Management